 April 3, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Melissa N. Rocha, Accounting Branch Chief
                   Tia L. Jenkins, Senior Assistant Chief Accountant
                   Steve S. Lo, Staff Accountant

Re:          MWI Veterinary Supply, Inc.
Form 10-K for Fiscal Year Ended September 30, 2011
Filed November 28, 2011
Form 10-Q for the Fiscal Quarter Ended December 31, 2011
Filed February 3, 2012
File No. 000-51468

Ladies and Gentlemen:

MWI Veterinary Supply, Inc. (the “Company”) confirms receipt of the letter dated March 20, 2012 from the staff  of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K and Form 10-Q.  In response to the Staff’s comments, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MWI VETERINARY SUPPLY, INC.

/s/ Mary Patricia B. Thompson
Mary Patricia B. Thompson
Senior Vice President of Finance and Administration,
Chief Financial Officer